Founded in 1852
by Sidney Davy Miller

Sidney T. Miller (1864-1940)
George L. Canfield (1866-1928)
Lewis H. Paddock (1866-1935)
Ferris D. Stone (1882-1945)

MILLER CANFIELD

MILLER, CANFIELD, PADDOCK AND STONE, P.L.L.C.

MICHIGAN: Ann Arbor
Bloomfield Hills • Detroit
Grand Rapids • Kalamazoo
Lansing • Monroe

New York, N.Y.
Washington, D.C.
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

GEOFFREY M. CHINN
TEL: (212) 704-4408
FAX: (212) 704-4410
E-MAIL: chinn@millercanfield.com

41ST FLOOR
1450 BROADWAY
New York, New York 10018 (212) 704-4400
FAX: (212) 704-4410
www.millercanfield.com

November 4, 2003


03037199


SEC MAIL
RECEIVED
PROCESSING
NOV - 5 2003
WASH, D.C.
188
SECTION

Via Federal Express

Securities and Exchange Comm.
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

A press release headed "Consolidated turnover at 30 September 2003"

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English language press releases continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in Tradition Financial Services' letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise submit to the liabilities of Section 18 of the Securities Exchange Act of

dlw 11/7

1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,



Geoffrey M. Chinn

GMC/yb
Enclosures

NYLIB:31021.1\107538-00001

Press release

Consolidated turnover at 30 September 2003:

CHF 117.6 million (€77.9 million)

TFS posted a consolidated turnover of CHF 117.6 million (€77.9 million) in the first nine months of the year, compared with CHF 134.9 million (€91.8 million) in the same period last year, a decline of 3.8% in constant exchange rates or 12.9% at current exchange rates. These consolidated revenues were impacted by the present unfavourable exchange effect, compared with the strong dollar and sterling position that existed at 30 September 2002.

Turnover in third quarter was CHF 39.4 million (€26.1 million), compared with CHF 41.6 million (€28.3 million) in the same period last year, an increase of 1.4% in constant exchange rates.

A slowdown in the Company's energy operations was the principle factor weighing on turnover. TFS's other core brokerage activities in currency options and equity derivatives continued to perform well in the first half of the year.

Founded in 1985, ***TFS (Tradition Financial Services)*** *is a pure broker of a diversified portfolio of financial and non-financial products. The Group is present in the world's main financial centers, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of Euronext Paris - foreign section - and is part of the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com.*

Lausanne, 30 October 2003

Press contacts:

TFS
Julian Harding
Tel.: +41 21 343 52 90

Image Sept
Estelle Guillot-Tantay
Tel.: +33 1 53 70 74 70